UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 000-56692

VERSES AI INC.

(Translation of registrant’s name into English)

205 - 810 Quayside Drive

New Westminster, British Columbia

Canada V3M 6B9

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F	☒ Form 40-F

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSES AI INC.

	By:	/s/ Gabriel René
	Name:	Gabriel René
	Title:	Chief Executive Officer
Date: December 30, 2024

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release dated December 23, 2024 - VERSES Renews Agreement with Chief Scientist Karl Friston to Continue Innovation
99.2	Notice of Change of Auditor
99.3	Letter from Former Auditor
99.4	Letter from Successor Auditor